Exhibit 99.3

Notice Declaring Intention to be Qualified Under

National Instrument 44-101

Short Form Prospectus Distributions (“NI 44-101”)

June 20, 2008

TO:	British Columbia Securities Commission, as notice regulator,

AND TO:	Ontario Securities Commission Alberta Securities Commission

Western Wind Energy Corp. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

WESTERN WIND ENERGY CORP.

           “Jeffrey J. Ciachurski”
Per:     ___________________________
           Jeffrey J. Ciachurski
          Chief Executive Officer